April 29, 2008

VIA EDGAR CORRESPONDENCE

Mr. Michael L. Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    The Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and The Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615) (the “Registrants”).

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically and via email to me on Monday, March 31, 2008, with respect to The Hartford Series Fund, Inc. Post-Effective Amendment No. 67 and The Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 49, each filed on February 14, 2008.  On behalf of each Registrant, we have reproduced your comments, and our responses thereto are provided below.

Prospectus

1.     Comment:             For any fund that has mortgage related securities as a principal investment strategy, please consider including liquidity risk as a principal investment risk.

Response:             The Registrants believe that the principal investment risks with respect to any fund that invests in mortgage related securities are consistent with their investment strategy.  The Registrants believe that notwithstanding the security type, liquidity risk is an important risk factor.  Accordingly, pursuant to Item 4(c) of Form N-1A, the Registrants have added “Risks of Illiquid Securities” to the “Investment Strategies and Investment Matters” section of the Prospectus.

2.     Comment:             With regard to each portfolio with the term “global” in its name, please be aware that it is the staff’s position that funds with the term global in their name should invest, under normal circumstances, at least 40% of their assets in non-U.S. securities.

Response:             The Registrants believe that the disclosure concerning the funds’ commitment to invest outside the United States is consistent with SEC staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrants believe that the funds’ investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance. As disclosed in each principal investment strategy with the term global in its name, each fund:

[w]ill invest in securities of issuers among a number of different countries throughout the world, one of which may be the United States; however the fund has no limit on the amount of assets that must be invested in each country.

3.     Comment:             With regard to each portfolio that invests in below investment-grade debt, please be sure to use the term “junk” the first time such investments are referred to in each portfolio description.

Response:             Item 2(b) of Form N-1A requires a fund to “summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The Registrants believe that the disclosure complies with the requirements of Item 2(b) and adequately summarizes the funds’ investment strategy.  Moreover, with respect to each fund that invests in below investment grade debt as part of its principal investment strategy, the term “junk” bond is used to refer to below investment grade debt.

4.     Comment:             With regard to each portfolio that uses multiple sub-advisers, please describe how assets are allocated between the sub-advisers.

Response:             The Registrants are not aware of any disclosure requirements with respect to Form N-1A that requires the Registrants to disclose how assets are allocated between subadvisers.  The Registrants believe that the disclosure complies with the requirements of Form N-1A.  Each fund that utilizes multiple sub-advisers discloses in its principal investment strategy that the “fund employs a “multi-manager” approach whereby portions of the fund’s cash flows are allocated among different money managers who employ distinct investment styles intended to complement one another.”

5.     Comment:             With regard to the Fundamental Growth HLS Fund, please include the risks associated with investing in industry niches (similar to the risk disclosed in the MidCap Growth HLS Fund).

Response:             The Registrants believe that the fund’s principal risk disclosure is consistent with its principal investment strategy.  The risk factor you mentioned with regard to the MidCap Growth HLS Fund is consistent with the risks of investing in mid-sized companies.  This risk factor states that mid-sized companies may “rely on narrower product lines and niche markets, they can suffer from isolated business setbacks.”  In contrast, the Fundamental Growth HLS Fund focuses its investments in large capitalization growth companies.

6.     Comment:             With regard to the Global Advisers HLS Fund, please do not reference the strategies of another fund.  Instead please restate those strategies and risks in the description of this portfolio.

Response:             The Registrants have revised the disclosure consistent with this comment.

7.     Comment:             With regard to the International Growth HLS Fund, please consider carving out emerging markets as its own risk as the investment percentage is substantial.  Also, please include the risks associated with investment in mid-cap securities in the principal risks section.

Response:             With regard to risk of investing in emerging markets, the Registrants believe that the fund’s principal risk disclosure is consistent with its principal investment strategy.  The fund’s principal risk section discloses the risk of investing in foreign markets and further notes the risks of foreign investments are even greater with respect to securities of issuers in countries with emerging markets or emerging securities markets.  Further, the “Investment Strategies and Investment Matters” section of the prospectus provides additional and separate disclosure concerning the risks of investing in emerging markets.

With regard to adding the risks associated with investment in mid-cap securities in the principal risks section, the Registrants have revised the disclosure consistent with this comment.

8.     Comment:             With regard to the International Opportunities HLS Fund, please include the risks associated with investment in mid-cap securities in the principal risks section.

Response:             The Registrants have revised the disclosure consistent with this comment.

9.     Comment:             With regard to the Large-Cap Growth HLS Fund, please include the risks associated with investment in large-cap securities in the principal risks section.

Response:             The Registrants have revised the disclosure consistent with this comment.

10.   Comment:             With regard to the Mid-Cap Growth HLS Fund, please describe the strategy involving investments in niche markets in the principal strategies section.

Response:             Item 2(b) of Form N-1A requires a fund to “summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The Registrants believe that the disclosure complies with the requirements of Item 2(b) and adequately summarizes the fund’s investment strategy.  The fund’s principal investment strategy is not focused on investment in niche markets.  Rather, the fund’s investment strategy focuses on growth style stocks of mid-capitalization companies.

11.   Comment:             With regard to the Money Market HLS Fund, please confirm that the fund will comply with rule 2(a)(7)(c)(3)(i) of the Investment Company Act with regard to investments of up to 100% in the securities of foreign issuers (i.e., if the securities will be denominated in a U.S. currency).

Response:             The fund will comply with rule 2(a)(7)(c)(3)(i) of the Investment Company Act with regard to investments of up to 100% in the securities of foreign issuers.

12.   Comment:             With regard to the Small Company HLS Fund, please include the strategies and risks associated with IPOs.  IPOs are discussed and said to have a material impact in the performance subsection of the prospectus.  Also, please confirm supplementally that the discussion in the risks section about increased tax liability is applicable to insurance product underlying funds.

Response:             The Registrants believe the fund’s disclosure with respect to IPOs complies with the requirements of Form N-1A and adequately summarizes the fund’s investment strategy.  Investments in IPOs are not a primary strategy of the fund.  Disclosure concerning the risks of investing in IPOs has been provided in the Statement of Additional Information.

With respect to the risk section disclosure concerning increased tax liability, the Registrants have revised the disclosure consistent with this comment

13.   Comment:             For the following funds, please clarify supplementally your belief that the associated index is a “broad based securities index” within the meaning of Form N-1A, including providing precedent, if possible:

Equity Income HLS Fund Value HLS Fund Value Opportunities HLS Fund	Russell 1000 Value Index
Fundamental Growth HLS Fund Growth HLS Fund Large Cap Growth HLS Fund Growth Opportunities HLS Fund	Russell 1000 Growth Index
Global Advisers HLS Fund Global Growth HLS Fund	MSCI World Growth Index
International Small Company HLS Fund	S&P/Citigroup Extended Market Euro-Pacific Index
MidCap Value HLS Fund	Russell 2500 Value Index
Small Company HLS Fund Small Cap Growth HLS Fund	Russell 2000 Growth Index
Small Cap Value HLS Fund	Russell 2000 Value Index

Response:             The Registrants believe that the associated indexes mentioned above comply with the meaning of the term “broad based securities index.”  Item 2(c)(2)(iii) requires funds to show in their average annual return table, the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 22(b)(7).”  Instruction 5 to Item 22(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”  None of the indexes listed above are administered by an organization that is an affiliated person of the funds, their investment adviser, or principal underwriter.

The adopting release to new Form N-1A states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.”(1)  In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities.  It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.  In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests.  Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.”(2)  The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S & P 500, the Nikkei Index, or the Lehman Corporate Bond Index be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.”(3)

With respect to Equity Income HLS Fund, Value HLS Fund and Value Opportunities HLS Fund, the Russell 1000 Value Index measures the performance of the large-cap value segment of the U.S. equity universe, and includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.(4)  With respect to the Fundamental Growth HLS Fund, Growth HLS Fund, Large Cap Growth HLS Fund and Growth Opportunities HLS Fund, the Russell 1000 Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe, and includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.(5)  With respect to the Global Advisers HLS Fund and Global Growth HLS Fund, the MSCI World Growth Index is constructed from the constituents of the MSCI Standard Index Series on a country-by-country basis for each of the 49 countries included in the MSCI All Country World Index Free.(6)  With respect to the International Small Company HLS Fund, the S&P/Citigroup Extended Market Euro-Pacific Index represents the small-capitalization stock component of the S&P/Citigroup Euro-Pacific Index.(7)  With respect to MidCap Value HLS Fund, the Russell 2500 Value Index measures the performance of the small to mid-cap value

(1)	SEC Rel. No. IC—23064 (Feb. 10, 1998).

(2)	SEC Rel. No. IC-17294 (Jan. 16, 1990).

(3)	SEC Rel. No. IC-19382 (Apr. 6, 1993).

(4)	Source:	Russell 1000 Value Index Fact Sheet.
http://www.russell.com/Indexes/characteristics_fact_sheets/US/Russell_1000_Value_Index.asp

(5)	Source:	Russell 1000 Growth Index Fact Sheet.
http://www.russell.com/Indexes/characteristics_fact_sheets/us/Russell_1000_Growth_Index.asp

(6)	Source:	MSCI Index Construction objectives and Methodology for the MSCI Global Value and Growth Index Series.
http://www.mscibarra.com/products/indices/vg/methodology.html

(7)	Source:	S&P/CitiGroup Global Equity Indices Index Methodology.
http://www.globalindices.standardandpoors.com/data/citi/factsheet/SP_Citigroup_Methodology_Final.pdf segment of the U.S. equity universe, and includes those Russell 2500 companies with lower price-to-book ratios and lower forecasted growth values.(8)  With respect to the Small Company HLS Fund and SmallCap Growth HLS Fund, the Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe, and includes those Russell 2000 companies with higher price-to-value ratios and higher forecasted growth values.(9)  With respect to the SmallCap Value HLS Fund, the Russell 2000 Value Index measures the performance of small-cap value segment of the U.S. equity universe and includes those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.(10)

14.   Comment:             For all the funds who experienced a decreased management fee (e.g., Fundamental Growth HLS Fund) in the middle of 2007, please confirm that the fee table will reflect the current fee as though it had been in place for the entire fiscal year.

15.   Response:            The fee tables will reflect the current fee as though it had been in place for the entire fiscal year.

16.   Comment:             For all the funds which had a management fee change in 2006 (e.g., Index HLS Fund, Large Cap Growth HLS Fund), please remove the footnote denoting the reduction.

Response:            The Registrants have revised the disclosure consistent with this comment.

17.   Comment:             Please be sure to include a line item for acquired fund fees and expenses, if applicable, as per item 3, instr. 3(f)(i).

Response:            Not applicable.

18.  Comment:             In the “Management Fees” section, please make sure the break-point tables are formatted appropriately.

19.   Response:            The break-point tables will be formatted appropriately.

20.   Comment:             In the “Management Fees” section, please remove the discussion of 2006 fee reductions, as the disclosure is no longer relevant.

Response:            The Registrants have revised the disclosure consistent with this comment.

(8)	Source:	Russell 2500 Value Index Fact Sheet.
http://www.russell.com/indexes/characteristics_fact_sheets/us/Russell_2500_Value_Index.asp

(9)	Source:	Russell 2000 Growth Index Fact Sheet.
http://www.russell.com/indexes/characteristics_fact_sheets/us/Russell_2000_Growth_Index.asp

(10)	Source:	Russell 2000 Value Index Fact Sheet.
http://www.russell.com/indexes/characteristics_fact_sheets/us/russell_2000_value_index.asp

21.   Comment:             In the “Frequent Purchases and Redemption of Fund Shares” section, please explain whether the Money Market Fund is carved out of the two round trip “Policy”.  (Often times, products do not restrict access to the money market account.)

Response:          The Money Market HLS Fund is excluded from the two round trip policy and disclosure consistent with this comment has been added to the prospectus.

22.   Comment:             Please confirm that there are no material legal proceedings as per item 5(a)(3) of Form N-1A.

Response:            There are no material legal proceedings required to be disclosed pursuant to Item 5(a)(3) to Form N-1A.

Statement of Additional Information

1.     Comment:             On page 14, in the section “Hybrid Instruments,” please state with greater clarity what a hybrid instrument is and the risks associated with this type of an instrument.  Also, should this be a principal strategy of the portfolio?  If so, please include it in the strategies and principal risks section of the prospectus.

Response:          Hybrid instruments were utilized as a non-principal investment strategy by the sub-adviser to the Blue Chip HLS Fund.  In 2007, the Blue Chip HLS Fund was reorganized into the LargeCap Growth HLS Fund.  The LargeCap Growth HLS Fund is sub-advised by a different sub-adviser.  Accordingly, disclosure regarding Hybrid Instruments is no longer required and has been removed from the SAI.

2.     Comment:             Please be sure to update the “Portfolio Turnover” section on page 27.

Response:            The Registrants have revised the disclosure consistent with this comment.

3.     Comment:             In the section entitled “Disclosure of Fund Portfolio Holdings” on page 27, please add language clarifying that the confidentiality agreement includes a duty not to trade on non-public information.

Response:            The Registrants have revised the disclosure consistent with this comment.

4.     Comment:             In the section entitled “Compensation of Officers and Directors” on page 44, please explain supplementally whether the sum of each column should equal the Total Compensation.  If not, please explain what compensation component is not included.

Response:          The sum of each column should not equal the Total Compensation Column.  The Total Compensation column includes aggregate compensation paid to the Directors by the Registrants and other funds in the fund complex.  Item 12(b) to Form N-1A defines a fund complex as two or more registered investment companies that: (1) hold themselves out to investors as related companies for purposes of investment services; or (2) have a common investment adviser or affiliated adviser that is an affiliated person of the investment adviser of any registered investment company.  Accordingly, the Total Compensation column includes compensation paid by the Registrants and three other registered investment companies in the fund complex.

5.     Comment:             In the section entitled “Compensation of KAR Portfolio Managers,” please include the industry benchmarks used in determining the portfolio managers’ compensation.

Response:             The Registrants have revised the disclosure consistent with this comment.

Please call me at (212) 641-5691 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Kevin Bopp
Kevin Bopp

cc:
John V. O’Hanlon
Michael Phillips

Exhibit

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

200 Hopmeadow Street
Simsbury, CT 06089

April 29, 2008

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               The Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and The Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615) (the “Registrants”) Post-Effective Amendment to the Registrants’ Registration Statements on Form N-1A (the “Amendments”)

Dear Mr. Kosoff:

In connection with the responses being made on behalf of the Registrants to comments you provided with respect to the Amendments, the Registrants hereby acknowledges that:

•                  the Registrants are responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statements;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Registrants may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.
Hartford Series Fund II, Inc.